As filed with the Securities and Exchange Commission on April 21, 2005.       Registration No. 333-123939

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

PRE-EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

CHINA TECHFAITH WIRELESS COMMUNICATION

TECHNOLOGY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ]  on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the revised form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No.1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2005, among China Techfaith Wireless Communication Technology Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from the Depositary to China Techfaith Wireless Communication Technology Limited relating to pre-release activities. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  Pre-Effective Amendment No.1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 21, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of China Techfaith Wireless Communication Technology Limited.

By:

The Bank of New York,

As Depositary

By:

/s/ Joanne F. DiGiovanni

Joanne F. DiGiovanni

Vice President

Pursuant to the requirements of the Securities Act of 1933, China Techfaith Wireless Communication Technology Limited has caused this amendment to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on April 21, 2005.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

By:  /s/ Defu Dong

       Name:  Defu Dong

       Title:  Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature

Title

Date

/s/ Defu Dong

Chairman/Chief Executive Officer

April 21, 2005

Defu Dong

*

Chief Financial Officer

April 21, 2005

Eva Hon

*

Chief Accounting Officer

April 21, 2005

Guoyi Wei

*

Director

April 21, 2005

Changke He

*

Director

April 21, 2005

Baozhuang Huo

*

Director

April 21, 2005

Jun Liu

*

Authorized U.S. Representative

April 21, 2005

Name:  Donald J. Puglisi

Title:  Managing Director

Puglisi & Associates

*/s/Defu Dong

April 21, 2005

Defu Dong

Attorney-In-Fact

* See Power of Attorney executed by each such person on the Registration Statement on Form F-6 previously filed with the Securities and Exchange Commission on April 8, 2005, appointing Mr. Defu Dong and Ms. Eva Hon as attorneys-in-fact with full power to sign this and any and all amendments, including post-effective amendments to this registration statement and any documents in connection therewith.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2005, among China Techfaith Wireless Communication Technology Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.

4	Previously filed.